

July 3, 2018

Cynthia Y. Valko
Chief Executive Officer
Global Indemnity Limited
27 Hospital Road
George Town, Grand Cayman
KY1-9008
Cayman Islands

   Re: Global Indemnity Limited
    Registration Statement on Form S-3
    Filed June 20, 2018
    File No. 333-225758

Dear Ms. Valko:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please explain how you determined that Global Indemnity Group, Inc. is eligible to register this offering on Form S-3. If you are relying on Instruction I.C of Form S-3, please explain how you meet the requirements set forth in those instructions.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

Cynthia Y. Valko
Global Indemnity Limited
July 3, 2018
Page 2

action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Megan J. Baier, Esq.